Exhibit 99.1

CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	January 1 2012	December 31 2012	December 31 2013
Assets
Current assets:
Cash and cash equivalents (note 12)	$658.9	$550.5	$544.3
Accounts receivable (note 5)	810.8	700.5	654.1
Inventories (note 6)	880.7	745.7	817.2
Income taxes receivable	9.1	13.8	13.6
Assets classified as held-for-sale	32.1	30.8	30.2
Other current assets	71.0	69.4	61.1
Total current assets	2,462.6	2,110.7	2,120.5

Property, plant and equipment	322.7	337.0	313.6
Goodwill	48.0	60.3	60.3
Intangible assets	35.5	53.0	44.2
Deferred income taxes	41.4	36.6	45.3
Other non-current assets	59.4	61.2	55.0
Total assets	$2,969.6	$2,658.8	$2,638.9

Liabilities and Equity
Current liabilities:
Borrowings under credit facilities (note 7)	$—	$55.0	$—
Accounts payable	1,002.6	831.6	770.7
Accrued and other current liabilities	268.7	243.7	274.5
Income taxes payable	39.0	37.8	30.6
Current portion of provisions	36.3	30.8	33.4
Total current liabilities	1,346.6	1,198.9	1,109.2

Pension and non-pension post-employment benefit obligations (notes 2 & 9)	113.8	110.2	93.5
Provisions and other non-current liabilities	11.1	13.5	16.3
Deferred income taxes	27.6	13.5	17.9
Total liabilities	1,499.1	1,336.1	1,236.9

Equity:
Capital stock (note 8)	3,348.0	2,774.7	2,712.0
Treasury stock (note 8)	(37.9)	(18.3)	(12.0)
Contributed surplus	369.5	653.2	681.7
Deficit (note 2)	(2,196.8)	(2,091.0)	(1,965.4)
Accumulated other comprehensive income (loss)	(12.3)	4.1	(14.3)
Total equity	1,470.5	1,322.7	1,402.0
Total liabilities and equity	$2,969.6	$2,658.8	$2,638.9

Contingencies (note 13)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended		Year ended
	December 31		December 31
	2012	2013	2012	2013
Revenue	$1,496.2	$1,436.7	$6,507.2	$5,796.1
Cost of sales (note 6)	1,396.4	1,333.1	6,068.8	5,406.6
Gross profit	99.8	103.6	438.4	389.5
Selling, general and administrative expenses (SG&A)	54.7	56.2	237.0	222.3
Research and development	3.7	5.5	15.2	17.4
Amortization of intangible assets	3.7	2.8	11.3	12.2
Other charges (note 10)	34.5	17.5	59.5	4.0
Earnings from operations	3.2	21.6	115.4	133.6
Finance costs	1.0	0.8	3.5	2.9
Earnings before income taxes	2.2	20.8	111.9	130.7
Income tax expense (recovery) (note 11):
Current	12.1	(0.6)	15.5	16.9
Deferred	(17.1)	(0.7)	(21.3)	(4.2)
	(5.0)	(1.3)	(5.8)	12.7
Net earnings for the period	$7.2	$22.1	$117.7	$118.0

Basic earnings per share	$0.04	$0.12	$0.56	$0.64

Diluted earnings per share	$0.04	$0.12	$0.56	$0.64

Shares used in computing per share amounts (in millions):
Basic	201.5	182.0	208.6	183.4
Diluted	203.4	184.5	210.5	185.4

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars)

(unaudited)

	Three months ended		Year ended
	December 31		December 31
	2012	2013	2012	2013
Net earnings for the period	$7.2	$22.1	$117.7	$118.0
Other comprehensive income (loss), net of tax:
Items that will not be reclassified to net earnings:
Actuarial gains (losses) on pension and non-pension post-employment benefit plans (note 9)	(11.9)	7.6	(11.9)	7.6
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	0.1	(1.0)	(0.1)	(3.3)
Changes from derivatives designated as hedges	0.3	(6.9)	16.5	(15.1)
Total comprehensive income (loss) for the period	$(4.3)	$21.8	$122.2	$107.2

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 8)	Treasury stock (note 8)	Contributed surplus	Deficit (note 2)	Accumulated other comprehensive income (loss) (a)	Total equity
Balance — January 1, 2012, as previously reported	$3,348.0	$(37.9)	$369.5	$(2,203.5)	$(12.3)	$1,463.8
Impact of change in accounting policy (note 2)	—	—	—	6.7	—	6.7
Restated balance at January 1, 2012	3,348.0	(37.9)	369.5	(2,196.8)	(12.3)	1,470.5
Capital transactions (note 8):
Issuance of capital stock	18.3	—	(10.8)	—	—	7.5
Repurchase of capital stock for cancellation	(591.6)	—	302.0	—	—	(289.6)
Purchase of treasury stock	—	(21.7)	—	—	—	(21.7)
Stock-based compensation and other	—	41.3	(4.1)	—	—	37.2
Reclassification of cash-settled stock-based compensation to accrued liabilities	—	—	(3.4)	—	—	(3.4)
Total comprehensive income:
Net earnings for 2012	—	—	—	117.7	—	117.7
Other comprehensive income (loss), net of tax:
Actuarial losses on pension and non-pension post-employment benefit plans (notes 2 & 9)	—	—	—	(11.9)	—	(11.9)
Currency translation differences for foreign operations	—	—	—	—	(0.1)	(0.1)
Changes from derivatives designated as hedges	—	—	—	—	16.5	16.5
Balance — December 31, 2012	$2,774.7	$(18.3)	$653.2	$(2,091.0)	$4.1	$1,322.7

Capital transactions (note 8):
Issuance of capital stock	19.9	—	(12.8)	—	—	7.1
Repurchase of capital stock for cancellation	(82.6)	—	29.2	—	—	(53.4)
Purchase of treasury stock	—	(12.8)	—	—	—	(12.8)
Stock-based compensation and other	—	19.1	12.1	—	—	31.2
Total comprehensive income:
Net earnings for 2013	—	—	—	118.0	—	118.0
Other comprehensive income (loss), net of tax:
Actuarial gains on pension and non-pension post-employment benefit plans (notes 2 & 9)	—	—	—	7.6	—	7.6
Currency translation differences for foreign operations	—	—	—	—	(3.3)	(3.3)
Changes from derivatives designated as hedges	—	—	—	—	(15.1)	(15.1)
Balance — December 31, 2013	$2,712.0	$(12.0)	$681.7	$(1,965.4)	$(14.3)	$1,402.0

(a)  Accumulated other comprehensive income (loss) is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended		Year ended
	December 31		December 31
	2012	2013	2012	2013
Cash provided by (used in):
Operating activities:
Net earnings for the period	$7.2	$22.1	$117.7	$118.0
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization	20.9	16.9	81.7	71.7
Equity-settled stock-based compensation	7.6	6.6	35.4	29.2
Other charges (note 10)	18.9	1.2	30.8	1.9
Finance costs	1.0	0.8	3.5	2.9
Income tax expense (recovery)	(5.0)	(1.3)	(5.8)	12.7
Other	(5.7)	4.1	(11.2)	3.8
Changes in non-cash working capital items:
Accounts receivable	77.0	(0.7)	116.7	46.4
Inventories	61.0	64.6	147.3	(71.5)
Other current assets	1.0	(0.1)	6.7	3.6
Accounts payable, accrued and other current liabilities and provisions	(73.3)	(72.9)	(193.1)	(47.5)
Non-cash working capital changes	65.7	(9.1)	77.6	(69.0)
Net income taxes paid	(6.0)	(7.2)	(17.3)	(21.8)
Net cash provided by operating activities	104.6	34.1	312.4	149.4

Investing activities:
Acquisitions, net of cash acquired (note 3)	0.4	—	(71.0)	—
Purchase of computer software and property, plant and equipment	(17.3)	(11.1)	(105.9)	(52.8)
Proceeds from sale of assets	3.9	1.3	8.9	4.2
Net cash used in investing activities	(13.0)	(9.8)	(168.0)	(48.6)

Financing activities:
Borrowings under credit facilities (note 7)	55.0	—	55.0	—
Repayments under credit facilities (note 7)	—	—	—	(55.0)
Issuance of capital stock (note 8)	0.4	1.0	7.5	7.1
Repurchase of capital stock for cancellation (note 8)	(175.8)	(24.8)	(289.6)	(43.6)
Purchase of treasury stock (note 8)	(17.9)	(2.4)	(21.7)	(12.8)
Finance costs paid	(1.0)	(0.6)	(4.0)	(2.7)
Net cash used in financing activities	(139.3)	(26.8)	(252.8)	(107.0)

Net decrease in cash and cash equivalents	(47.7)	(2.5)	(108.4)	(6.2)
Cash and cash equivalents, beginning of period	598.2	546.8	658.9	550.5
Cash and cash equivalents, end of period	$550.5	$544.3	$550.5	$544.3

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other), and Enterprise Computing (comprised of servers and storage) end markets. Our product lifecycle offerings include a range of services to our customers including design, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 (Interim Financial Reporting) as issued by the International Accounting Standards Board (IASB) and accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2013 and our financial performance, comprehensive income and cash flows for the three months and the year ended December 31, 2013.

The unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on January 30, 2014.

Functional and presentation currency:

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management.  Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries;  the measurement of the recoverable amount of our cash generating units (CGUs), which we define as a group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, stock-based compensation, provisions and contingencies; and the allocation of our purchase price and other valuations we use in our business acquisitions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the recoverable amount used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

We have also applied significant judgment to the following areas: the determination of our CGUs and whether events or changes in circumstances during the period are indicators that a review for impairment should be conducted; and the timing of the recognition of charges or recoveries associated with our restructuring actions.

These unaudited interim condensed consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our 2012 annual consolidated financial statements, except for the recently adopted accounting pronouncements discussed below. There have been no material changes to our significant accounting estimates and assumptions or the judgments affecting the application of such estimates and assumptions during the fourth quarter of 2013 from those described in the notes to our 2012 annual consolidated financial statements.

Recently adopted accounting pronouncements:

Effective January 1, 2013, we adopted the following new or amended accounting standards as issued by the IASB: IFRS 10 (Consolidated Financial Statements), IFRS 11 (Joint Arrangements), IFRS 12 (Disclosure of Interests in Other Entities) and IFRS 13 (Fair Value Measurement), and the amendments to IAS 1 (Presentation of Financial Statements) and IFRS 7 (Financial Instruments - Disclosures). The adoption of these standards and amendments did not have a material impact on our unaudited interim condensed consolidated financial statements.

Effective January 1, 2013, we adopted the amendment to IAS 19 (Employee Benefits) issued by the IASB, which requires a retroactive restatement of prior periods. As of January 1, 2012, we had $6.7 of unrecognized past service credits that we had been amortizing to operations on a straight-line basis over the vesting period. Upon retroactive adoption of this amendment, we recognized these past service credits on our balance sheet and decreased our post-employment benefit obligations and our deficit by $6.7 as of January 1, 2012 (December 31, 2012 — $6.0). The impact on our net earnings for 2012 and 2013 was not significant. Under this amendment, we continue to recognize actuarial gains or losses on plan assets or obligations in other comprehensive income and to reclassify the amounts to deficit.

Effective January 1, 2013, we adopted the amendment issued by the IASB to IAS 36 (Impairment of Assets) which clarifies the recoverable amount disclosures for non-financial assets in reporting periods when an impairment loss is recognized or reversed. The adoption of this amendment did not have a material impact on our unaudited interim condensed consolidated financial statements.

3.             RECENT ACQUISITION

We did not complete any acquisitions in 2013.

In September 2012, we completed the acquisition of D&H Manufacturing Company (D&H), a manufacturer of precision machined components and assemblies based in California, U.S.A. D&H provides manufacturing and engineering services, coupled with dedicated capacity and equipment for prototype and quick-turn support, to some of the world’s leading semiconductor capital equipment manufacturers. The final purchase price was $71.0, net of cash acquired, which we financed from cash on hand. On the acquisition date, we recorded $26.4 in goodwill and $24.0 in customer intangible assets. We expensed $0.9 in acquisition-related transaction costs during 2012 in other charges in our consolidated statement of operations.

4.             SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue for the periods indicated. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: seasonality of business, the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, follow-on business or program losses, the phasing in or out of customer programs, the success in the marketplace of our customers’ products, and changes in customer demand. We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors and the level of outsourcing by customers (including decisions to insource), and the dynamics of the global economy will also continue to impact our business from period-to-period.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

	Three months ended December 31		Year ended December 31
	2012	2013	2012	2013
Communications	37%	41%	35%	42%
Consumer	9%	6%	18%	6%
Diversified	23%	27%	20%	25%
Servers	17%	11%	15%	13%
Storage	14%	15%	12%	14%

Customers:

For the fourth quarter and full year 2013, we had three customers and two customers, respectively, that represented more than 10% of total revenue (fourth quarter and full year 2012 — two customers). We completed our manufacturing services for BlackBerry Limited (BlackBerry), formerly Research In Motion Limited, in 2012, with minimal revenue by the fourth quarter of 2012. Our revenue from BlackBerry in 2013 was nil (2012 — 12% of total revenue).

5.             ACCOUNTS RECEIVABLE

In November 2012, we entered into an agreement to sell up to $375.0 in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. In November 2013, we amended the agreement to reduce its overall capacity to $250.0 based upon our annual review of our requirements under this agreement. Both banks had a Standard and Poor’s long-term rating of A and short-term rating of A-1 at December 31, 2013. This agreement can be terminated at any time by the banks or us. At December 31, 2013, we had sold $50.0 of accounts receivable under this facility (December 31, 2012 — $50.0). The accounts receivable sold are removed from our consolidated balance sheet and reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and fees which we record in finance costs in our condensed consolidated statement of operations.

6.             INVENTORIES

We record our inventory provisions and valuation recoveries in cost of sales. We record inventory provisions to reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down to net realizable value. We recorded net inventory recoveries of $0.3 for the fourth quarter of 2013 and net inventory provisions of $7.9 for full year 2013 (fourth quarter and full year 2012 — net provisions of $1.1 and $5.3, respectively). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance. During 2012, our net inventory provisions of $5.3 were comprised of new provisions of $10.9 for aged inventory, offset in part by a $5.6 provision reversal for the improved recovery of certain inventory.

7.             CREDIT FACILITIES

We have a $400.0 revolving credit facility that matures in January 2015. We are required to comply with certain restrictive covenants including those relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. Certain of our assets are pledged as security for borrowings under this facility. The facility includes a $25.0 swing line that provides for short-term borrowings up to a maximum of seven days. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions).

Borrowings under this facility bear interest for the period of the draw at LIBOR or Prime rate plus a margin. These borrowings have historically been outstanding for fewer than 90 days. In December 2012, we completed a substantial issuer bid (SIB) to repurchase for cancellation $175.0 of our subordinate voting shares, $55.0 of which were funded through this credit facility. We repaid all such borrowed amounts in the first half of 2013. See note 8. At December 31, 2013, there were no amounts outstanding under this facility (December 31, 2012 — $55.0 outstanding), and we were in compliance with all restrictive and financial covenants required by this facility. Commitment fees paid in the fourth quarter and full year 2013 were $0.5 and $2.0,

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

respectively. At December 31, 2013, we had $29.7 (December 31, 2012 — $31.1) outstanding in letters of credit under this facility.

We also have a total of $70.0 of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at December 31, 2013 (December 31, 2012 — no amounts outstanding).

The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

8.             CAPITAL STOCK

On August 2, 2013, we received approval from the TSX to launch a new Normal Course Issuer Bid (NCIB). This NCIB allows us to repurchase, at our discretion, until the earlier of August 6, 2014 or the completion of purchases under the NCIB, up to approximately 9.8 million subordinate voting shares (representing approximately 5.3% of our total subordinate voting shares and multiple voting shares) in the open market, subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under this NCIB is reduced by the number of subordinate voting shares we purchase for equity-based compensation plans (0.3 million subordinate voting shares were purchased as of December 31, 2013). In December 2013, we entered into an Automatic Share Purchase Plan (ASPP) (our previous ASPP expired in October 2013) with a broker that allows the broker to purchase, on our behalf, up to approximately 1.3 million of our subordinate voting shares (for cancellation under the NCIB) at any time through February 2, 2014, including during any applicable trading blackout periods. During 2013, we paid $43.6, including transaction fees, to repurchase for cancellation under the NCIB 4.1 million subordinate voting shares at a weighted average price of $10.70 per share. At December 31, 2013, we recorded a liability of $9.8, representing the estimated cash required to repurchase the remaining 0.9 million subordinate voting shares available for purchase under the December 2013 ASPP.

In the fourth quarter of 2012, we completed an SIB and repurchased for cancellation 22.4 million subordinate voting shares for $175.0. We funded the share repurchases using $120.0 of cash on hand and $55.0 of cash drawn from our revolving credit facility. See note 7.

A previous NCIB that allowed us to repurchase up to 16.2 million subordinate voting shares in the open market expired in February 2013. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under this prior NCIB was reduced by 2.6 million subordinate voting shares we purchased in the open market for equity-based compensation plans. We completed our repurchases for cancellation under the previous NCIB in the third quarter of 2012, and paid a total of $113.8 (including transaction fees) to repurchase for cancellation 13.3 million subordinate voting shares thereunder at a weighted average price of $8.52 per share in 2012.

We grant share unit awards to employees under our equity-based compensation plans. We have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling in cash. Under one of these plans, we also have the option to satisfy the delivery of shares by issuing new subordinate voting shares from treasury, subject to certain limits. From time-to-time, we pay cash for the purchase by a trustee of subordinate voting shares in the open market to satisfy the delivery of shares upon vesting of awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. During the fourth quarter and full year 2013, we paid $2.4 and $12.8 (including transaction fees), respectively, for the trustee’s purchase of 0.2 million and 1.3 million subordinate voting shares, respectively, in the open market to satisfy delivery requirements under our equity-based compensation plans. During the fourth quarter and full year 2012, we paid $17.9 and $21.7 (including transaction fees), respectively, for the trustee to purchase 2.2 million and 2.6 million subordinate voting shares, respectively, in the open market for our equity-based compensation plans. At December 31, 2013, the trustee held 1.3 million subordinate voting shares with a value of $12.0. At December 31, 2012, the trustee held 0.8 million subordinate voting shares with a value of $6.4, and $11.9 in cash, representing the estimated amount of cash required to complete the purchase of our subordinate voting shares under a previous ASPP entered into with such trustee for this purpose that expired in January 2013.

We elected to cash-settle certain vested share unit awards in the fourth quarter of 2012 due to a prohibition on the purchase of subordinate voting shares in the open market during the SIB. We account for cash-settled awards as liabilities and we re-measure them based on the closing price of our subordinate voting shares at each reporting date and at the settlement date, with

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

a corresponding charge or recovery to compensation expense. We recorded a mark-to-market adjustment on these cash-settled awards of $0.2 in 2012. When we made the decision in the fourth quarter of 2012 to settle these awards with cash, we reclassified $3.4 in 2012, representing the fair value of these awards, from contributed surplus to accrued liabilities. We did not cash-settle any vested share unit awards in 2013. As management currently intends to settle all other outstanding share unit awards with shares purchased in the open market by a trustee or shares issued from treasury, we have accounted for these share unit awards as equity-settled awards.

The following table outlines the activities for equity-based awards (activities for deferred share units (DSUs) issued to directors are excluded) for the year ended December 31, 2013:

Number of awards (in millions)	Options (iii)	RSUs	PSUs (i)

Outstanding at December 31, 2012	6.0	3.4	4.8
Granted (i)	1.0	2.3	2.1
Exercised or settled (ii)	(1.2)	(2.0)	(1.3)
Forfeited/expired	(0.5)	(0.2)	(0.2)
Outstanding at December 31, 2013	5.3	3.5	5.4

Weighted-average grant date fair value of options and share units granted	$3.73	$8.32	$8.74

(i)            During 2013, we granted 2.1 million performance share units (PSUs), of which 60% vest based on the achievement of a market performance condition tied to Total Shareholder Return (TSR) and the balance vest based on a non-market performance condition. See note 2(n) of our 2012 annual consolidated financial statements for a description of TSR. We estimated the grant date fair value of the TSR-based PSUs using a Monte Carlo simulation model. The fair value of the non TSR-based PSUs is determined by the market value of our subordinate voting shares at the time of grant and may be adjusted in subsequent years to reflect the estimated level of achievement related to the performance condition. We expect to settle these awards with subordinate voting shares purchased in the open market by a trustee. The number of PSUs that will actually vest will vary from 0% to 200% depending on the achievement of pre-determined performance goals and financial targets. The number of PSUs above represents the maximum payout at 200%. During 2012, we granted 2.4 million PSUs, all of which vest based on the achievement of a market performance condition tied to TSR.

(ii)           During the fourth quarter and full year 2013, we received cash proceeds of $1.0 and $7.1, respectively (fourth quarter and full year 2012 — $0.4 and $7.5, respectively) relating to the exercise of stock options.

(iii)          We estimated the grant date fair value of options using the Black-Scholes option pricing model. The estimates we use in the pricing model include the following: expected price volatility of our subordinate voting shares, weighted average expected life of the option, expected dividends, and the risk-free interest rate.

At December 31, 2013, we had 1.0 million DSUs which were outstanding and fully vested.

For the fourth quarter and full year 2013, stock-based compensation expense, which excludes DSU expenses, was $6.6 and $29.2, respectively (fourth quarter and full year 2012 — $7.8 and $35.6, respectively). The amount of our stock-based compensation expense varies from period-to-period. The portion of our expense that relates to performance-based compensation generally varies depending on the level of achievement of pre-determined performance goals and financial targets.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

9.             PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS

We provide pension and non-pension post-employment benefit plans for our employees. Our obligations are determined based on actuarial valuations. We recognize actuarial gains or losses arising from defined benefit and post-retirement benefit plans in other comprehensive income and we reclassify the amounts to deficit. For 2013, we recognized $7.6 of net actuarial gains, net of tax (2012 — $11.9 of net actuarial losses, net of tax). We used a measurement date of December 31, 2013 for the accounting valuation of our pension and non-pension post-employment benefit plans.

10.           OTHER CHARGES

	Three months ended December 31		Year ended December 31
	2012	2013	2012	2013
Restructuring (a)	$16.7	$17.5	$44.0	$28.0
Asset impairment (b)	17.7	—	17.7	—
Other (c)	0.1	—	(2.2)	(24.0)
	$34.5	$17.5	$59.5	$4.0

(a)           Restructuring:

Our net restructuring charges are comprised of the following:

	Three months ended December 31		Year ended December 31
	2012	2013	2012	2013
Cash charges	$15.5	$16.3	$27.8	$26.1
Non-cash charges	1.2	1.2	16.2	1.9
	$16.7	$17.5	$44.0	$28.0

In June 2012, we announced that we would wind down our manufacturing services for BlackBerry. We completed our manufacturing services for BlackBerry and the related transition activities in 2012. Due to our disengagement from BlackBerry in 2012 and in response to the challenging demand environment, we also announced restructuring actions throughout our global network intended to reduce our overall cost structure and improve our margin performance. In connection with these plans, we recorded restructuring charges of $28.0 in 2013, including $17.5 recorded in the fourth quarter of 2013 (fourth quarter of 2012 — $16.7; full year 2012 — $44.0). During the fourth quarter and full year 2013, we recorded cash restructuring charges primarily related to employee termination costs throughout our global network. During the fourth quarter and full year 2012, we recorded cash restructuring charges primarily related to employee termination costs throughout our global network, including for our Blackberry operations, and we recorded non-cash restructuring charges primarily to write down the BlackBerry-related equipment to recoverable amounts.

The recognition of our restructuring charges required us to make certain judgments and estimates regarding the nature, timing and amounts associated with the restructuring actions. Our major assumptions included the timing and number of employees to be terminated, the measurement of termination costs, and the timing of disposition and estimated fair values used for assets available for sale. We developed a detailed plan and have recorded termination costs for employees informed of their termination. We engaged independent brokers to determine the estimated fair values less costs to sell for assets we no longer used and which were available for sale. We recognized an impairment loss for assets whose carrying amount exceeded the fair values less costs to sell as determined by the third-party brokers. We also recorded adjustments to reflect actual proceeds on disposition of these assets. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Further adjustments may be required to reflect actual experience or changes in estimates.

At December 31, 2013, our restructuring provision was $18.0 (December 31, 2012 — $14.8) comprised primarily of employee termination costs and contractual lease obligations which we expect to pay during 2014.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

(b)                                 Annual impairment assessment:

We conduct our annual impairment assessment of goodwill, intangible assets and property, plant and equipment in the fourth quarter of each year and whenever events or changes in circumstance indicate that the carrying amount of an asset, CGU or a group of CGUs may not be recoverable. We recognize an impairment loss when the carrying amount of an asset, CGU or a group of CGUs exceeds the recoverable amount, which is measured as the greater of its value-in-use and its fair value less costs to sell.

During 2013, we did not identify any triggering event that would indicate the carrying amount of our assets and CGUs may not be recoverable. In the fourth quarter of 2013, we completed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment and determined that the recoverable amount of our assets and CGUs exceeded their respective carrying values and that no impairment existed as of the date of the impairment assessment.

In the second quarter of 2012, we tested the carrying amounts of the CGUs that were impacted by the wind down of our manufacturing services for BlackBerry in Mexico, Romania and Malaysia. We recorded an impairment loss on the BlackBerry-related assets that were available for sale in restructuring charges (see (a) above). We then compared the remaining carrying amounts of these CGUs to their recoverable amounts and determined there was no impairment to these assets that had not been recorded to restructuring charges in 2012.

In the fourth quarter of 2012, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment. We recorded non-cash impairment charges totaling $17.7, comprised of $14.6 against goodwill, $0.7 against computer software assets and $2.4 against property, plant and equipment. The majority of our impairment related to goodwill arising from a prior acquisition in the healthcare industry, primarily because our overall progress and the ability to ramp our healthcare business were slower than we originally anticipated.  As a result, we recorded a goodwill impairment loss of $11.9 in 2012 related to that acquisition.

In 2012 and 2013, we determined the recoverable amount of our CGUs based on the expected value-in-use. The process of determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating future growth, profitability, and discount rates, among other factors. The assumptions used in our impairment assessment were determined based on past experiences adjusted for expected changes in future conditions. Our major assumptions included projections of cash flows, which are based primarily on our plan for the following year and, to a lesser extent, on our three-year strategic plan and other updates. The plan for the following year and the three-year strategic plan were both approved by management and presented to our Board of Directors. For the 2013 annual impairment assessment, we used cash flow projections ranging from approximately 3 to approximately 10 years (2012 — 2 to 7 years) for our CGUs, in line with the remaining useful lives of the CGUs’ primary assets. We generally used our weighted-average cost of capital of approximately 12% (2012 — approximately 13%), on a pre-tax basis, to discount our cash flows. For our semiconductor CGU that is subject to higher risk and volatilities (discussed below), we increased the discount rate to 17% (2012 — 20%) to reflect the risk inherent in the cash flows. We reduced the discount rate for our semiconductor cash flow projections for 2013 compared to 2012 to reflect a perceived reduction in risk inherent in our semiconductor cash flows as a result of new business awarded in 2013. Where applicable, we worked with independent brokers to obtain market prices to estimate our real property values.

As part of our annual impairment assessment, we perform sensitivity analyses to identify the impact of changes in key assumptions, including projected growth rates, profitability, and discount rates. At December 31, 2013, the carrying value of our semiconductor CGU included an aggregate of $60.3 of goodwill and an aggregate of $28.6 of customer intangible assets. This CGU, which arose from the 2011 acquisition of the semiconductor equipment contract manufacturing operations of Brooks Automation and the 2012 acquisition of D&H Manufacturing Company, has been impacted by the downturn in the semiconductor industry in recent years and the cost of investments we have made, and has performed below our expectations. However, we continue to develop new business opportunities with our semiconductor customers and have assumed growth for this CGU in 2014 and future years to reflect expected revenue growth from new business awarded in 2013, the expectation of future wins, and anticipated overall improvement in semiconductor end market demand based on certain market trend analyses published by external sources. We have also assumed improvements to the profitability of this CGU as we ramp new business and leverage our capital investments. Failure to realize the assumed revenues at an appropriate profit margin or failure to improve the profitability of this CGU could result in an impairment loss in a future period for this CGU. Based on our

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

sensitivity analysis, no impairment would arise if we reduced both the CGU's projected annual revenue by 5% and its projected profitability as a percentage of revenue by approximately 40 basis points, or if we increased the discount rate to 21%.

We did not identify any other key assumptions where a reasonably possible change would result in material impairments to our other CGUs.

(c)                          Other:

In July 2013, in connection with the settlement of class action lawsuits in which we were a plaintiff, we received recoveries of damages in the amount of $24.0 related to certain purchases we made in prior periods. We recorded these recoveries in other charges in our condensed consolidated statement of operations in 2013. During 2012, we released our provision of $3.2 related to the estimated fair value of contingent consideration for a prior acquisition and recorded the recovery in other charges. We also recorded in other charges transaction costs of $0.9 during 2012 related to the D&H acquisition. See note 3.

11.         INCOME TAXES

Our effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, and changes in our provisions related to tax uncertainties.

During the fourth quarter of 2013, we recorded net income tax recoveries of $8.0 arising from net changes to our provisions for certain tax uncertainties.

During the third quarter of 2012, we recorded an income tax recovery of $10.6 arising from changes to our provisions for certain tax uncertainties. As a result of our D&H acquisition in September 2012, we recognized $10.4 of previously unrecognized deferred tax assets in the United States.

During the fourth quarter of 2012, we commenced a corporate tax reorganization involving certain of our European subsidiaries. As a result, we recognized $17.0 of deferred tax assets in the fourth quarter of 2012 as it became probable that the temporary differences associated with our investment in these subsidiaries would reverse in the foreseeable future. These recoveries were partially offset by income tax expense arising from changes to our provisions for certain tax uncertainties.

See note 13 regarding income tax contingencies.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

12.         FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, and derivatives. We record the majority of our financial liabilities at amortized cost except for derivative liabilities, which we measure at fair value. We classify our term deposits as held-to-maturity. We record our short-term investments in money market funds at fair value, with changes recognized in our consolidated statement of operations.

We classify the financial assets and liabilities that we measure at fair value based on the inputs used to determine fair value at the measurement date. See note 20 of our 2012 annual consolidated financial statements for details of the input levels used and our fair value hierarchy at December 31, 2012. There have been no significant changes to the source of our inputs since December 31, 2012.

Cash and cash equivalents are comprised of the following:

	December 31 2012	December 31 2013
Cash	$265.3	$294.3
Cash equivalents	285.2	250.0
	$550.5	$544.3

Our current portfolio of cash equivalents consists of approximately two-thirds in bank deposits and approximately one-third in certain money market funds that hold primarily U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at December 31, 2013 a Standard and Poor’s short-term rating of A-1 or above.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

Our major currency exposures at December 31, 2013 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the IFRS financial instruments standard, we have excluded items such as pension and non-pension post-employment benefits and income taxes. The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at December 31, 2013.

	Canadian dollar	Malaysian ringgit	Thai baht
Cash and cash equivalents	$0.1	$1.9	$0.4
Account receivable and other financial assets	3.3	0.4	0.3
Accounts payable and certain accrued and other liabilities and provisions	(44.3)	(17.7)	(16.7)
Net financial liabilities	$(40.9)	$(15.4)	$(16.0)

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Foreign currency risk sensitivity analysis:

The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table as at December 31, 2013. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Canadian dollar	Malaysian ringgit	Thai baht
	Increase (decrease)
1% Strengthening
Net earnings	$0.6	$—	$(0.1)
Other comprehensive income	0.9	0.7	1.0
1% Weakening
Net earnings	(0.6)	—	0.1
Other comprehensive income	(0.9)	(0.7)	(1.0)

At December 31, 2013, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$315.3	$0.95	15	$(5.7)
Thai baht	142.3	0.03	15	(7.9)
Malaysian ringgit	107.0	0.31	15	(3.4)
Mexican peso	34.5	0.08	12	(0.1)
British pound	76.4	1.63	4	(0.9)
Chinese renminbi	69.0	0.16	12	0.6
Euro	25.1	1.37	4	(0.1)
Romanian leu	15.9	0.30	12	0.5
Singapore dollar	15.1	0.80	12	(0.2)
Other	9.2	—	4	(0.1)
Total	$809.8			$(17.3)

At December 31, 2013, the fair value of these contracts was a net unrealized loss of $17.3 (December 31, 2012 — net unrealized gain of $4.2). Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in other comprehensive income until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at December 31, 2013 was not significant, is recognized immediately in our consolidated statement of operations. At December 31, 2013, we recorded $1.5 of derivative assets in other current assets and $18.8 of derivative liabilities in accrued and other current liabilities and other non-current liabilities. The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

13.         CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our results of operations, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants’ motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of their claims against us, and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court’s dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The discovery phase of the case has been completed and the parties currently are engaged in briefing motions for summary judgment.  Plaintiffs’ motion for class certification has been fully briefed but not yet argued. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants’ motion to strike, but dismissed the defendants’ limitation period argument. The defendants appealed the limitation period issue and the Court of Appeal’s decision is pending. Notwithstanding the pending court appeal decision, the leave and certification motions were heard from December 9 to 11, 2013. The Ontario Superior Court of Justice’s decision on these motions is pending. The court has not granted leave nor certification of any Ontario actions. We believe the allegations in the claims are without merit and we intend to continue to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. As the matter is ongoing, we cannot predict its duration or resources required. We have liability insurance coverage that may cover some of our litigation expenses, and potential judgments or settlement costs.

Income taxes

We are subject to increased scrutiny in tax audits and reviews globally by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

Tax authorities in Canada have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have imposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. We have appealed this decision with the Canadian tax authorities and will also seek assistance from the relevant Competent Authorities in resolving the transfer pricing matter under relevant treaty principles. We could be required to provide security up to an estimated maximum range of $20 million to $25 million Canadian dollars (approximately $19 to $23 at period-end exchange rates) in the form of letters of credit to the tax authorities in connection with the transfer pricing appeal. If tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $38 at period-end exchange rates).

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $31 million Canadian dollars (approximately $29 at period-end exchange rates). We have appealed this decision with the Canadian tax authorities and have provided the requisite security to the tax authorities, including a letter of credit in January 2014 of $5 million Canadian dollars (approximately $5 at period-end exchange rates), in addition to amounts previously on account, in order to proceed with the appeal. We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

Tax authorities in Brazil had taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. In 2011 and 2012, we received favorable Administrative Court decisions that were largely consistent with our original filing position. In June 2013, we received the official report affirming the Higher Administrative Court’s favorable decision and notification of the extinguishment of the proceeding. We did not previously accrue for any potential adverse tax impact for the 2004 tax audit and this matter is now closed.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal tax advisors.  An adverse change to the benefit realizable on these Brazilian losses could increase our net deferred tax liabilities by approximately 37 million Brazilian reais (approximately $16 at period-end exchange rates).

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in our owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts currently accrued.